Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
      Attached is a newsletter from TD Banknorth Inc. to employees of Hudson United Bancorp., which is posted on the Hudson United Intranet.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

AUGUST 1, 2005 ISSUE ONE
Introduction

Welcome to TD Banknorth!

At our first employee meeting in Mahwah, TD Banknorth management and Human Resources introduced our company and described some of the processes for carrying out a smooth and successful merger. Essential to that success are timely and informative communications. For those who did not attend the first meeting, we have additional regional meetings planned for Hudson United Bank employees. We have also created the TD Banknorth Beginnings newsletter to help keep you informed of essential merger-related issues. Issues of this newsletter will be posted on the Intranet.
While your managers will also keep you up to speed, please look to the TD Banknorth Beginnings newsletter for additional important details as we all work to make the necessary changes to bring our companies together. We will also use the newsletter to provide answer to your questions. Please continue sending your questions to Ricardo Rojas, who will then forward them to TD Banknorth.
To manage the upcoming changes, committees have been formed and are already getting together to coordinate various activities. These committees, consisting of key department managers from TD Banknorth and their counterparts at Hudson United Bank, will be meeting on a regular basis throughout the conversion period. They will be making every effort to ensure a smooth and comfortable transition.

From The Chairman

I am pleased that Hudson United Bank is joining our expanding TD Banknorth family.
Several weeks ago, I had the opportunity to meet in Mahwah with many of the officers of Hudson United Bank. I want to share some of my comments with you early in our process of getting to know each other. I mentioned that the reason we were interested in acquiring Hudson United Bank was the fact that you do business the way we do business—with quality customer service and a strong community focus. That wasn’t the only reason. Adding HUB to our family of banks is significant in that it strengthens our presence in the Northeast and opens new markets in the greater NY metro region, southern Connecticut, and our first forays into New Jersey and Pennsylvania. We expect you will help TD Banknorth further extend our community banking network and become a dominant force in banking in the Northeast.
In banking, the market is continually changing to meet the demands our customers. They need more in the way of products and services and expect more sophisticated delivery systems—from ATMs to telephone banking to online services—with which to conduct their financial business. You have done an excellent job of serving them.
As a $32 billion company, and as a majority-owned subsidiary of the even larger TD Bank Financial Group, TD Banknorth will provide you with a wider portfolio of products and services to serve your customers even better. Our history is one of growth and success by combining our community banking philosophy with an increasingly sophisticated array of services. Those tools will help you lead all of us to even greater market share and prosperity in our markets.

I look forward to working with you. We will ask much of you, but never more than we think you are capable of delivering. Your accomplishments give me every confidence that we will achieve even greater success together.
I understand, first hand, how uncomfortable and sometimes difficult change can be. Over the next weeks and months, as we get to know one another and work to integrate our companies, you may question why we do things the way we do. Feel free to ask us to explain our processes and procedures. Although we have done this many times, each merger is unique, and we learn from each other. In the end, we always come together and grow into an even stronger company.

Bill Ryan
Chairman, President and CEO
TD Banknorth Inc.

Human Resources

We will use this newsletter to address the most commonly asked questions and important concerns regarding employment, compensation, and benefits and the integration process with Banknorth as we move forward. If you have a question or concern, please contact Peter Visaggio.
Job Opportunities
We are determined to provide job opportunities to as many current Hudson United Bank employees as possible when positions are eliminated by consolidation. In an effort to ensure that consideration is given to current employees for openings within the Company, we have established the following process:
Job Postings
Employees will be notified of posted openings by the Company’s normal posting process, which will also describe the application process for each position and include a summary of the position responsibilities. Around mid-autumn, all Company job postings will be emailed to Ricardo Rojas for circulation.
Employees who apply for posted positions within the Company will receive consideration before an offer is extended to any external candidate. Hiring managers will make every effort to hold positions open for Hudson United Bank employees until they can be released from their current assignments. The management of Hudson United Bank will make every effort to release employees who are selected for openings, either by hiring temporary help or by reassigning responsibilities.
Relocation assistance will be available to employees who are interested in TD Banknorth opportunities outside the region and beyond a reasonable commuting distance.
Relocation
We urge Hudson United Bank employees to consider the opportunities that will become available in other areas of the Company and hope that some will follow their jobs in those situations where the job may be relocated. We will provide more information on relocation at the time of the job posting process.
Severance
Despite our best efforts, we may not be able to offer job opportunities to all employees. As a result, an enhanced severance package will be available to eligible employees, along with job search assistance. Severance will be based on base salary on the date immediately preceding termination, and shall not include any overtime, shift differential, or incentive/bonus pay. No eligible employee will receive less than 12 weeks of severance protection.

In addition, medical benefits will be continued through the severance period at the employee rate. For employees who are severed, their 401(k) match will be fully vested.
Your severance will be paid in one lump sum on the first regularly scheduled pay date which occurs at least 10 business days after the later of (1) your date of termination, (2) receipt of your signed Separation Agreement and General Release, or (3) the expiration of the revocation period set out in the General Release.
No position would be eliminated prior to legal acquisition date, which is anticipated to be in the early 2006, subject to regulatory approval. Most position eliminations would be expected to follow operational conversion, tentatively set for May 2006. We anticipate completing analysis of staffing needs in the fall of 2005 and communicate these decisions through employee meetings and written notification sent at that time.
Please be assured that we will work hard to make sure departing employees understand the full benefits of the severance package. Copies of the severance plan are posted on the HUB Intranet.
Questions and Answers
 Please see the Severance plan document posted on the Intranet for some general Questions and Answers regarding the merger. In addition, we will use this newsletter to answer your specific questions. Please understand that decisions will be made throughout the merger process and sometimes we won’t be able to answer a question until we have all the relevant information. What follows are answers to some of your initial questions.
Q. If my position is not affected by the merger, or if I’m offered and accept a position with TD Banknorth, will I be given credit for all of my years of service with Hudson United Bank, and maintain all associated benefits that go with that length of service?
A. Yes, years of service with Hudson United Bank will be grandfathered.
Q. If you were employed in 1986 and left for a year, but returned with seniority, will your severance be calculated with the initial hire date?
A. According to the provisions of the Hudson United Bank Severance Plan, the most recent date of hire is used to calculate severance.
Q. If my position is scheduled to be eliminated, and I find other employment outside of the Bank, will I still be eligible to receive severance?
A. You are only eligible for severance if your job is eliminated and you stay until the designated termination date.
Q. Are employees still eligible for promotions?
A. Yes, employees will still be eligible for promotions as decided by management.
More Questions? Please e-mail your questions to Ricardo Rojas or submit them directly through the Q&A section on the HUB Intranet.
Employee Assistance Program: 1-800-767-5320

About Us

You probably have a few questions about our company. TD Banknorth is one of the country’s largest banking and financial services companies. Headquartered in Portland, Maine, TD Banknorth employs almost 8,000 people, with over 400 branch banking centers located in Connecticut, Massachusetts, Maine, New Hampshire, New York and Vermont. We know how to build strong customer relationships by offering a broad range of superior financial services. TD Banknorth is proud to have been named the “Best Managed Bank in America” by Forbes magazine in 2004.
On March 1,2005, The Toronto-Dominion Bank (TD), Canada’s third-largest bank, acquired majority ownership of Banknorth. As a result, Banknorth became TD’s fourth major business segment—U.S. Retail and Commercial Banking. As the newest member of TD’s worldwide family of financial services companies, Banknorth assumed the name TD Banknorth.
We offer a full range of banking services and products to individuals, businesses and governments throughout our market areas, including commercial and consumer services. TD Banknorth, N.A., also operates division in government banking, mortgage banking, private banking, asset-based lending and merchant services. TD Banknorth offers a variety of other services through TD Banknorth Insurance Agency, Inc., which operates one of the nation’s largest insurance agency networks; TD Banknorth Wealth Management Group, which provides wealth management services; Bancnorth Investment Group, Inc., which provides investment planning services and TD Banknorth Leasing Corporation, an equipment leasing company.
As of June 30, 2005, the company had $31.8 billion of total consolidated assets and provided financial services to more than 1.3 million households in the Northeast.
Log on to www.tdbanknorth.com for detailed information about our Company.
Commitment to Community
Although we are one of the Northeast’s largest financial services companies, we have not outgrown the community based principles of our predecessor companies, many which date back to the 19th century. These companies were formed to serve the needs of their communities, to make decision locally and to commit their resources to their communities.
By combining the personalized attention and service of a local community bank with the sophisticated array of products and services of a large, diversified financial services company, we provide our customers with a unique experience, and one that sets us apart from our competitors. We look forward to joining you in providing this community-based banking approach to the customers of Hudson United Bank.
We believe in giving back to our communities and we encourage our employees to volunteer and contribute to local organizations. And they do. In the last year alone, TD Banknorth employees contributed an impressive 215,300 volunteer hours to their local communities.
TD Banknorth is a major financial contributor to community-based not-for-profit organizations, committing millions of dollars each year. We also sponsor many local events and programs that enrich the lives of people around us and the communities where we live and work.
www.tdbanknorth.com